UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 4)

Emmaus Life Sciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29137T101
(CUSIP Number)
Yutaka Niihara, M.D., M.P.H. 21250 Hawthorne Boulevard, Suite 800 Torrance, California 90503 (310) 214-0065
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP	29137T101	2 of 5

1.	Name of reporting person. Yutaka Niihara, M.D., M.P.H.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	2,497,340(1)
	8.	Shared Voting Power	11,250,700(2)
	9.	Sole Dispositive Power	2,497,340(1)
	10.	Shared Dispositive Power	11,250,700(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,748,040
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.6%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	The shares shown consist of 29,500 shares held in Dr. Niihara’s Individual Retirement Account and 1,102,651 shares underlying stock options and 1,365,189 shares underlying a warrant held by Dr. Niihara.
(2)	The issued shares shown consist of 11,157,906 shares held jointly by the Reporting Persons and 92,794 shares held by Hope International Hospice, Inc., a California corporation of which the Reporting Persons are the sole shareholders and directors.
(3)	Based upon 49,311,864 shares outstanding as of December 31, 2021, according to information made available by the Issuer.

CUSIP	29137T101	3 of 5

1.	Name of reporting person. Soomi Niihara
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A) ☐
(B) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	63,000
	8.	Shared Voting Power	11,250,700(2)
	9.	Sole Dispositive Power	63,000
	10.	Shared Dispositive Power	11,250,700(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,313,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.9%(3)
14.	Type of Reporting Person (See Instructions) IN

(2)	The issued shares shown consist of 11,157,906 shares held jointly by the Reporting Persons and 92,794 shares held by Hope International Hospice, Inc., a California corporation of which the Reporting Persons are the sole shareholders and directors.
(3)	Based upon 49,311,864 shares outstanding as of December 31, 2021, according to information made available by the Issuer.

CUSIP	29137T101	4 of 5

This Amendment No. 4 (this “Amendment”) relates to the report on Schedule 13D filed on August 2, 2019, as amended by Amendments Nos. 1, 2 and 3 thereto filed on February 6, 2020, July 22, 2021 and December 1, 2021, respectively (as so amended, the “Amended Report”), by Dr. Yutaka Niihara with respect to the common stock, $0.001 par value per share (“Common Stock”), of Emmaus Life Sciences, Inc.) (the “Issuer”). The Issuer’s principal executive offices are located at 21250 Hawthorne Boulevard, Suite 800, Torrance, California 90503.

Items 3 – 5 of the Amended Report are hereby further amended and supplemented by the following information:

Item 3. Source and Amount of Funds or Other Consideration.

Since the filing on December 1, 2021 of the most recent Amendment to the Amended Report through February 9, 2022, the date of the event which required the filing of this Amendment, the Reporting Persons purchased in open market transactions approximately 138,870 shares of Common Stock, or approximately 1.0% of the total shares beneficially owned by the Reporting Persons as reported in the such Amendment. The shares were purchased from personal or retirement funds of the Reporting Persons.

Item 4. Purpose of Transaction.

(a)	The purchased shares described in Item 3, above, were acquired for investment purposes. The Reporting Person may determine to acquire additional shares of Common Stock, or to dispose of shares of Common Stock, from time to time in open market transactions or in privately negotiated transactions.

(b)-(j)	Not applicable

Item 5. Interest in Securities of the Issuer

(a)	Information regarding the number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons as set forth in Item 1 of this Amendment is incorporated herein by reference to rows 11 and 13 of the Cover Page relating to each of the Reporting Persons.

(b)	Information about the powers that each of the Reporting Persons has relative to the shares beneficially owned by him or her is incorporated herein by reference to rows 7 through 10 of the Cover Page relating to each of the Reporting Persons.

(c)	The information in Item 3, above, is incorporated herein by reference.

(d)	None.

(e)	Not applicable.

CUSIP	29137T101	5 of 5

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2022	By	/s/ YUTAKA NIIHARA
Yutaka Niihara, M.D., M.P.H.

	By	/s/ SOOMI NIIHARA
Soomi Niihara